SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.   20549

FORM 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT 0F 1934

For the fiscal year ended December 31, 2008

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from          to

COMMISSION FILE NUMBER 0-9924

PROTECTIVE LIFE CORPORATION

401(k) AND STOCK OWNERSHIP PLAN

Protective Life Corporation (Issuer)

2801 Highway 280 South

Birmingham, Alabama  35223

(205) 268-1000

Total number of pages in this report

Including Exhibits is 17

Index of Financial Statements at page 2

Index of Exhibits at page 2

Financial Statements and Exhibits

Sequentially Numbered Page(s)
(a) Financial Statements

Report of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, dated June 29, 2009;	3

(i) Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007;	4

(ii) Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008;	5

(iii) Notes to Financial Statements December 31, 2008 and 2007	6-13

(b) Supplemental Schedule

I. Schedule H, Line 4i — Schedule of Assets (Held at End of Year) December 31, 2008	15

Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

(c) Exhibits

23 Consent of PricewaterhouseCoopers LLP to incorporation by reference into Form S-8 Registration Statement No. 333-155445 dated November 18, 2008 and No. 33-61847 dated August 16,1995 of their report dated June 29, 2009, on the financial statements of the Protective Life Corporation 401(k) and Stock Ownership Plan for the year ended December 31, 2008.	17

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants of the

Protective Life Corporation 401(k) and Stock Ownership Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Protective Life Corporation 401(k) and Stock Ownership Plan (the “Plan”) as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.  These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.  We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PRICEWATERHOUSECOOPERS LLP

Birmingham, Alabama

June 29, 2009

PROTECTIVE LIFE CORPORATION 401(k) AND STOCK OWNERSHIP PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2008 AND 2007

	2008	2007

ASSETS
Investments, at fair value (Notes 3, 5 and 10)
Protective Life Corporation common stock	$24,205,996	$62,946,585
Mutual funds	29,925,459	52,897,572
Collective trust funds	38,109,476	42,877,043
Participant loans	4,089,176	4,496,251
Total investments at fair value	96,330,107	163,217,451

Cash	0	8,339
Participant contributions receivable	256,706	269,040
Employer contributions receivable	453,300	1,764,516
Accrued interest receivable	525	4,715
Total assets	97,040,638	165,264,061

LIABILITIES
Accrued expenses and other liabilities	39,565	57,926
Note payable to affiliate (Note 4)	852,868	1,444,529
Accrued interest on note payable to affiliate	63,965	108,340
Total liabilities	956,398	1,610,795

Net assets available for benefits at fair value	96,084,240	163,653,266

Adjustment from fair value to contract value for investment in fully benefit-responsive contract	561,536	(153,589)
Net assets available for benefits	$96,645,776	$163,499,677

The accompanying notes are an integral part of these financial statements.

PROTECTIVE LIFE CORPORATION 401(k) AND STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2008

Additions
Contributions
Participant contributions	$9,504,460
Employer contributions (Note 4)	453,300
Total contributions	9,957,760
Investment income/(loss)
Dividends	1,726,139
Interest	341,349
Net depreciation in the fair value of investments (Notes 3 and 5)	(67,342,935)
Total investment loss	(65,275,447)
Total loss	(55,317,687)

Deductions
Benefits paid to participants	11,362,121
Interest expense on note payable to affiliate	63,965
Investment management fees (Note 2)	110,128
Total deductions	11,536,214

Net decrease	(66,853,901)
Net assets available for benefits
Beginning of year	163,499,677
End of year	$96,645,776

The accompanying notes are an integral part of these financial statements.

PROTECTIVE LIFE CORPORATION 401(k) AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2008 AND 2007

NOTE 1 - Summary of Significant Accounting Policies

Basis of Financial Statements - The financial statements of the Protective Life Corporation 401(k) and Stock Ownership Plan (the “Plan”) are maintained on the accrual basis and have been prepared in conformity with accounting principles generally accepted in the United States of America.

Investments and Income Recognition — Investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 10, Fair Value Measurements for more information on fair value measurement.

Purchases and sales of investments are reflected as of the trade date.  Investment income is recorded when earned.  Dividend income is recorded on the ex-dividend date.  The Plan presents, in the statement of changes in net assets available for benefits, the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Participant Contributions Receivable — Participant contributions are accrued based on unremitted deductions from participating employees’ compensation.

Employer Contributions Receivable — Protective Life Corporation and its subsidiaries (the “Employer”) make matching contributions in shares of Employer common stock during the first quarter of the following year.  These Employer contributions are accrued based on participant contributions.  The number of shares to be contributed is calculated based on the average fair value of the related shares as defined in the Plan document.  The receivable is valued at the quoted market price of the total shares to be contributed based on the last reported sales price on the last business day of the year as reported by the principal securities exchange on which the security is traded.

Payment of Benefits — Benefits paid to participants are recorded when paid.  As of December 31, 2008, $11,641 was allocated to accounts of participants who had elected to withdraw from the Plan but to whom disbursement of funds from the Plan had not yet been made.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and the changes therein.  Actual results could differ from those estimates.

Accounting Pronouncements Recently Adopted

Financial Accounting Standards Board (“FASB”) Statement No. 157, Fair Value Measurement (“SFAS No. 157”).  In September 2006, the FASB issued SFAS No. 157. On January 1, 2008, the Plan adopted this standard, which defines fair value, establishes a framework for measuring fair value, establishes a fair value hierarchy based on the quality of inputs used to measure fair value and enhances disclosure requirements for fair value measurements.  The adoption of SFAS No. 157 did not have a material impact on the Plan’s financial statements.  SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  For more information, see Note 10, Fair Value Measurements.

NOTE 2 - Plan Description

Protective Life Corporation shareholders approved the Plan to provide retirement benefits for eligible employees of the Employer.  The following description of the Plan provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974.  Participation in the Plan is available to all eligible employees of the Employer, as defined in the Plan document.

The assets of the Plan are held and invested by The Northern Trust Company (the “Trustee”).  Accordingly, all investment transactions with the Trustee qualify as party-in-interest transactions.

PROTECTIVE LIFE CORPORATION 401(k) AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, continued

DECEMBER 31, 2008 AND 2007

The Plan was amended and restated as of January 1, 2008. Effective January 1, 2008, the Plan was amended to permit Roth 401(k) contributions which can be made in lieu of some or all of the pre-tax contributions that the participant is otherwise eligible to make under the Plan. In addition, no profit sharing contributions shall be made to the Plan with respect to Plan years after 2007.

Participants’ Accounts/Benefits - An account is maintained for each participant in the Plan.  The accounts are credited with the participants’ elective and rollover contributions, their allocated portion of Employer matching and prior profit sharing contributions, and investment earnings.  Distributions, withdrawals, and allocated expenses are subtracted from the account balances.  Participants’ vested account balances represent the benefits available to the participants upon retirement, disability, death, or termination of service.

A participant may elect to receive a lump-sum distribution equal to the vested balance of his/her account or may leave it in the Plan if the vested balance is $1,000 or more.  However, benefit payments must commence no later than April 1 following the year the participant reaches age 70½. Investment of a participant’s account in Employer common stock shall be distributed in the form of a lump-sum distribution of either Employer common stock or cash as the participant (or beneficiary) elects.

Contributions - The Plan is funded by pre-tax and designated Roth participant contributions, not to exceed $15,500 in 2008 (plus certain “catch-up contributions” for certain eligible participants), employee rollover contributions, and Employer matching contributions.  The Employer matches 100% of participant contributions up to a maximum of 4% of employee compensation deposited to the Plan during the year.  The Employer matching contribution is made in Employer common stock through an employee stock ownership plan (“ESOP”) feature.

Participant elective contributions cannot exceed 25% of total employee compensation.  Participant contributions, made on a pre-tax basis, qualify as a cash or deferred arrangement under Section 401(k) of the Internal Revenue Code (“IRC”).  Participant pre-tax contributions and Employer matching contributions, and earnings thereon, are not subject to Federal income tax until the funds are disbursed from the Plan.

Participating employees elect to authorize the Employer to withhold amounts from their salary and deposit the amounts, in varying percentages, into various investment options offered by the Plan.  The Plan currently offers eight mutual funds and five collective trust funds, as well as Employer common stock, as investment options.  Additionally, the Plan has one collective trust fund that is non-participant directed. All Employer matching contributions are invested in Employer stock.  The Plan allows (a) participants age 55 and older to withdraw or diversify into other fund options up to 100% of ESOP balances at any time and (b) participants under age 55 to diversify up to 50% of ESOP balances into other fund options at any time.  Effective January 1, 2007, the Plan was amended to allow participants under age 55 to diversify up to 100% of ESOP balances into other fund options at any time.

All participant contributions and rollover contributions are fully vested at all times.  With respect to Employer matching and prior profit sharing contributions, the Plan was revised as of December 31, 1999, to state that any employee who is active on or after January 1, 2000, will be 100% vested.  Amounts forfeited by participants prior to this Plan amendment will be applied to reduce future Employer contributions.  As of December 31, 2008, 511 forfeited shares were available to reduce future Employer contributions (Note 4).

Participant loans - Provisions of the Plan allow participants to obtain loans based on their individual account balance.  Personal loans are made for terms of twelve to sixty months at a rate of interest equal to the prime rate plus 1%.  Loans to acquire a principal residence are made for terms up to 15 years.  Interest earned on the loans is reinvested in the Plan.  Interest rates on outstanding participant loans ranged from 4.25% to 10.50% as of December 31, 2008, and from 5.00% to 10.50% as of December 31, 2007.

Administrative Expenses - Administrative expenses are paid by the Employer, except brokerage commissions paid on Employer stock fund transactions and investment management fees.  Commissions paid on Employer stock fund transactions were $53,034 in 2008.  These commissions (paid to Northern Trust Securities, Inc., an affiliate of the

PROTECTIVE LIFE CORPORATION 401(k) AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, continued

DECEMBER 31, 2008 AND 2007

Trustee) are reflected in the financial statements as either a reduction of participant contributions or reduction of proceeds on sale.  Investment management fees on mutual funds are reflected in the respective fund’s net asset value and are paid by the participants.  Investment management fees on collective trust funds of $110,128 were paid by participants in 2008 and are reflected in the statement of changes in net assets available for benefits.

NOTE 3 - Investments

Investment information as of December 31, 2008 and 2007 and for the year ended December 31, 2008 is as follows:

	Fair Value
	2008	2007

Protective Life Corporation common stock *	$24,205,996	$62,946,585

Mutual Funds
Dodge & Cox International Stock Fund	4,666,172	9,240,492
Dodge & Cox Stock Fund	10,251,220	20,273,176
Neuberger Berman Genesis Trust	7,782,850	12,303,696
T. Rowe Price Growth Stock Fund	6,011,048	10,723,242
T. Rowe Price Retirement 2015 Fund	395,724	118,061
T. Rowe Price Retirement 2025 Fund	424,168	185,534
T. Rowe Price Retirement 2035 Fund	244,768	35,627
T. Rowe Price Retirement 2045 Fund	149,509	17,744
Total mutual funds	29,925,459	52,897,572

Collective Trust Funds
Northern Aggregate Bond Index Fund	2,928,078	2,193,098
Northern Midcap S&P 400 Index Fund	4,256,674	7,114,703
Northern Russell 3000 Index Fund	1,371,199	2,342,905
Northern S&P 500 Index Fund	6,425,475	10,959,494
Northern Stable Asset Fund	22,304,590	19,243,942
Northern Short-Term Investment Fund *	823,460	1,022,901
Total collective trust funds	38,109,476	42,877,043
Participant loans	4,089,176	4,496,251
Total investments at fair value	96,330,107	163,217,451
Adjustment from fair value to contract value for investment in fully benefit-responsive contract	561,536	(153,589)
	$96,891,643	$163,063,862

PROTECTIVE LIFE CORPORATION 401(k) AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, continued

DECEMBER 31, 2008 AND 2007

During the year ended December 31, 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Mutual funds	$(22,568,429)
Collective trust funds	(6,397,175)
Protective Life Corporation common stock	(38,377,331)
$(67,342,935)

The following is a summary of assets held in excess of 5% of the Plan’s net assets available for benefits as of December 31, 2008 and 2007:

	2008	2007
* Protective Life Corporation common stock (1,686,829 and 1,534,534 shares, respectively)	$24,205,996	$62,946,585
Dodge and Cox International Stock Fund	—	9,240,492
Dodge & Cox Stock Fund	10,251,220	20,273,176
Neuberger Berman Genesis Trust	7,782,250	12,303,696
Northern S&P 500 Index Fund	6,425,475	10,959,494
Northern Stable Asset Fund, at contract value	22,866,126	19,090,353
T. Rowe Price Growth Stock Fund	6,011,048	10,723,242

*      Investment includes both participant-directed and nonparticipant-directed amounts.

NOTE 4 - Unallocated Shares and Note Payable to Affiliate

During 1990, the Plan acquired 2,080,000 (adjusted for the June 1995 and April 1998 2-for-1 stock splits) shares of Employer common stock from the Employer at a cost of $6,890,000.  As of December 31, 2008, 128,995 of these shares had not been allocated to Plan participants’ accounts.  As of December 31, 2007, 251,251 of these shares had not been allocated to Plan participants’ accounts.  The fair value of the unallocated shares as of December 31, 2008 and 2007 was $1,851,078 and $10,305,496, respectively.  The purchase of these shares was financed through the issuance of a note payable to the Employer in the amount of $6,890,000. The note payable is secured by the unallocated shares.  The balance of the note as of December 31, 2008 and 2007 was $852,868 and $1,444,259, respectively.  The note bears interest at an annual rate of 7.5%.  Dividends paid by the Employer on the unallocated shares will be used to retire the note.  To the extent that scheduled principal and interest payments exceed the Plan’s ability to make such payments from unallocated dividends received, additional contributions will be made by the Employer for the purpose of making such payments.

Aggregate maturities of the note are as follows:

For The Year Ended December 31,
2009	636,035
2010	216,833
$852,868

Subsequent to December 31, 2008, the Employer satisfied the 2008 matching contribution of $4,841,582 by allocating to Plan participants 128,995 of the previously unallocated shares at a total value of $4,192,080, allocating 511 forfeiture shares at a total value of $16,606, and contributing 19,474 shares at a total value of $632,896.  The 19,474 shares contributed by the Employer have been accrued by the Plan as Employer contributions receivable (calculated as discussed

PROTECTIVE LIFE CORPORATION 401(k) AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, continued

DECEMBER 31, 2008 AND 2007

in Note 1) in the accompanying statement of net assets available for benefits as of December 31, 2008 in the amount of $453,300.

NOTE 5 — Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	As of December 31,
	2008	2007
Assets
Protective Life Corporation common stock	$15,979,199	$49,597,077
Northern Short-Term Investment Fund	751,906	934,962
Cash	0	8,339
Employer contributions receivable	453,300	1,764,516
Accrued interest receivable	452	3,813
Total assets	17,184,857	52,308,707
Liabilities
Accrued expenses and other liabilities	0	0
Note payable to affiliate	852,868	1,444,529
Accrued interest on note payable to affiliate	63,965	108,340
Total liabilities	916,833	1,552,869
Net assets	$16,268,024	$50,755,838

For The Year Ended
December 31, 2008
Changes in net assets
Dividends and interest	$966,991
Net depreciation in the fair value of investments	(30,590,952)
Transfers to other funds within Plan	(2,706,778)
Employer contributions	453,180
Benefits paid to participants	(2,546,290)
Interest expense on note payable to affiliate	(63,965)
Total changes in net assets	$(34,487,814)

NOTE 6 - Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service dated April 4, 2008, relating to the January 1, 2007 restated Plan document.

The Plan was further amended on January 1, 2008.  However, the Plan’s administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and therefore, the Plan continues

PROTECTIVE LIFE CORPORATION 401(k) AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, continued

DECEMBER 31, 2008 AND 2007

to qualify under Section 401(a) and continues to be tax-exempt as of December 31, 2008 and 2007. Therefore, no provision for income taxes is included in the Plan’s financial statements.

NOTE 7 — Termination Priorities

In the event the Plan is terminated, the amount of each participant’s account balance becomes fully vested and shall not thereafter be subject to forfeiture.  Unallocated shares shall be allocated to the accounts of all participants in accordance with the provisions of the Plan document after payment of the note payable.  Any asset not required to be distributed to participants will be returned to the Employer.

NOTE 8 — Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, mutual funds, collective trust funds, and other investment securities.  Generally, all investments are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances, the amounts reported in the statements of net assets available for benefits and the amounts reported in the statement of changes in net assets available for benefits.

NOTE 9 — Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	As of December 31,
	2008	2007

Net assets available for benefits per the financial statements	$96,645,776	$163,499,677
Amounts allocated to withdrawing participants	(11,641)	(56,542)
Adjustment from contract value to fair value for investment in fully benefit-responsive contract	(561,536)	—
Net assets available for benefits per Form 5500	$96,072,599	$163,443,135

The following is a reconciliation of the changes in net assets available for benefits per the financial statements to the Form 5500:

For The Year Ended
December 31, 2008

Net decrease per the financial statements	$(66,853,901)
Change in adjustment from contract value to fair value for investment in fully benefit-responsive contract	(561,536)
Change in amounts allocated to withdrawing participants	44,901
Net decrease per Form 5500	$(67,370,536)

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

		For The Year Ended
		December 31, 2008

Benefits paid to participants per the financial statements		$11,362,121
Add:	Amounts allocated to withdrawing participants at December 31, 2008	11,641
Less:	Amounts allocated to withdrawing participants at December 31, 2007	(56,542)
Benefits paid per Form 5500		$11,317,220

NOTE 10 — Fair Value Measurements

Effective January 1, 2008, the Plan determined the fair value of its financial instruments based on the fair value hierarchy established in SFAS No. 157 which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. SFAS No. 157 establishes a framework for measuring fair value.  That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority

PROTECTIVE LIFE CORPORATION 401(k) AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, continued

DECEMBER 31, 2008 AND 2007

level input that is significant to the fair value measurement of the instrument. The three levels of the fair value hierarchy under SFAS No. 157 are described below:

•                  Level 1: Unadjusted quoted prices for identical assets or liabilities in an active market.

•                  Level 2: Quoted prices in markets that are not active or significant inputs that are observable either directly or indirectly. Level 2 inputs include the following:

a)         Quoted prices for similar assets or liabilities in active markets

b)        Quoted prices for identical or similar assets or liabilities in non-active markets

c)         Inputs other than quoted market prices that are observable

d)        Inputs that are derived principally from or corroborated by observable market data through correlation or other means.

•                  Level 3: Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used since the adoption of SFAS No. 157.

Mutual funds:  Valued at the net asset value (‘NAV”) of shares held by the plan at year end.

Employer common stock:  Valued at the closing price reported on the active market on which the individual securities are traded.

Collective trust funds: Valued at the unit value, which approximates fair value, as reported by the trustee of the collective trust fund on each valuation date.

Participant loans: Valued at amortized cost, which approximates fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2008:

	Level 1	Level 2	Level 3	Total

Mutual funds	$29,925,459	$—	$—	$29,925,459
Employer common stock	24,205,996	—	—	24,205,996
Collective trust funds	—	38,109,476	—	38,109,476
Participation loans	—	—	4,089,176	4,089,176
Total assets at fair value	$54,131,455	$38,109,476	$4,089,176	$96,330,107

PROTECTIVE LIFE CORPORATION 401(k) AND STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS, continued

DECEMBER 31, 2008 AND 2007

The table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Level 3

Balance, beginning of year	$4,496,251
Purchases, sales, issuances and settlements (net)	(407,075)
Balance, end of year	$4,089,176

NOTE 11 — Subsequent Events

Subsequent to the 2008 Employer matching contribution allocation, shares of Employer stock will no longer be used to make Employer matching contributions.  Effective January 1, 2009, Employer matching contributions will be made in cash.

On March 3, 2009, recordkeeping and trustee services were transferred to Fidelity Investments replacing Hewitt Associates as record-keeper and Northern Trust as trustee. Northern Trust continues to maintain custody of the Northern Aggregate Bond Index Fund, Northern Midcap S&P 400 Index Fund, Northern Russell 3000 Index Fund, Northern S&P 500 Index Fund, and Northern Stable Asset Fund. Fidelity Investments provides the recordkeeping and trustee services for these investments.

SUPPLEMENTAL SCHEDULE

PROTECTIVE LIFE CORPORATION 401(k) and STOCK OWNERSHIP PLAN
EIN 95-2492236 Plan 003

SUPPLEMENTAL SCHEDULE I

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2008

a.	b. Identity of Issue Borrower, Lessor, or Similar Party	c. Description of Investments			d.cost		e. Current Value

*	Protective Life Corporation	Common Stock	1,686,829	shares	$25,149,027	(A)	$24,205,996
	Dodge & Cox International Stock Fund	Mutual Fund	213,067	shares		(B)	4,666,172
	Dodge & Cox Stock Fund	Mutual Fund	137,841	shares		(B)	10,251,220
	Neuberger Berman Genesis Trust	Mutual Fund	250,333	shares		(B)	7,782,850
	T. Rowe Price Growth Stock Fund	Mutual Fund	312,425	shares		(B)	6,011,048
	T. Rowe Price Retirement 2015 Fund	Mutual Fund	47,678	shares		(B)	395,724
	T. Rowe Price Retirement 2025 Fund	Mutual Fund	53,422	shares		(B)	424,168
	T. Rowe Price Retirement 2035 Fund	Mutual Fund	31,421	shares		(B)	244,768
	T. Rowe Price Retirement 2045 Fund	Mutual Fund	20,259	shares		(B)	149,509
*	Northern Aggregate Bond Index Fund	Collective Trust Fund	7,742	shares		(B)	2,928,078
*	Northern Midcap S&P 400 Index Fund	Collective Trust Fund	221,460	shares		(B)	4,256,674
*	Northern Russell 3000 Index Fund	Collective Trust Fund	2,706	shares		(B)	1,371,199
*	Northern S&P 500 Index Fund	Collective Trust Fund	2,528	shares		(B)	6,425,475
*	Northern Short-Term Investment Fund	Collective Trust Fund	823,460	shares	$823,460	(A)	823,460
*	Northern Stable Asset Fund	Collective Trust Fund	519,315	shares		(B)	22,304,590
*	Participant loans	Loans, various maturities and interest rates ranging from 4.25% to 10.50%				(B)	4,089,176
							$96,330,107

*	Party-in-interest
(A)	Includes cost of both participant-directed and nonparticipant-directed investments
(B)	Cost of participant-directed investments is not required

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PROTECTIVE LIFE CORPORATION
401(k) AND STOCK OWNERSHIP PLAN

BY:	PROTECTIVE LIFE CORPORATION
RETIREMENT COMMITTEE
(Plan Administrator)

By:	/s/ Steven G. Walker
Steven G. Walker

Date:                    June 29, 2009